Mail Stop 0306

      January 5, 2005


Via Facsimile and U.S. Mail

Mr. Paul Coghlan
Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, CA 95035


	Re:	Linear Technology Corporation
		Form 10-K for the year ended June 27, 2004
      Filed September 3, 2004
      File No. 0-14864


Dear Mr. Coghlan:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 15

1. We note on page 8 you briefly reference a license agreement with
Texas Instruments. Supplementally tell us and revise your Management`s Discussion and Analysis in future filings to provide additional details regarding this and any other similar material agreements. Discuss the significant terms of the agreement and how the agreement will impact your business going forward, including discussion of any royalty payments that may be due under these agreements.
2. Tell us more about the long-term royalty agreement you refer to under Interest income, net, on page 15. Tell us how a royalty agreement impacts your interest expense. Support your accounting for this with references to appropriate accounting literature.

Critical Accounting Policies - Page 15

3. Your critical account policy disclosures do not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098. The critical accounting policies discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company`s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise future filings to specifically address the following:
a. Provide information regarding how you arrived at the estimate;
b. How accurate the estimate or assumption has been in the past;
c. How much the estimate or assumption has changed in the past;
and
d. Whether the estimate or assumption is reasonably likely to change in the future.

Consolidated Financial Statements

Note 1.  Description of Business and Significant Accounting
Policies

Segment Reporting - Page 26

4. Revise future filings to provide the disclosures required by paragraph 37 of SFAS 131, or supplementally tell us why you do not believe it is required.
5. We note on page 10 that you appear to have managers of three different product groups. Supplementally tell us why you believe you have only one segment, considering the guidance of SFAS 131. Supplementally provide details of the information that your chief operating decision maker reviews in making decisions regarding resource allocation and in assessing performance.
6. If you are aggregating segments, supplementally tell us why you believe you are in compliance with paragraph 17 and 19 of SFAS 131.
In addition, revise future filings to disclose that you are aggregating segments and address why you meet the criteria in paragraphs 17 and 19 of SFAS 131, including why you believe the segments have similar economic characteristics.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-2813 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
the Senior Assistant Chief Accountant, at (202) 942-1984.



							Sincerely,


							Daniel Gordon
							Branch Chief
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Mr. Paul Coghlan
Linear Technology Corporation
January 5, 2005
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